Exhibit 99.1

500.com Limited Announces Unaudited Financial Results

For the First Quarter ended March 31, 2020

SHENZHEN, China, June 10, 2020—500.com Limited (NYSE: WBAI) (“500.com,” “the Company,” “we,” “us,” “our company,” or “our”), an online sports lottery service provider in China, today reported its unaudited financial results for the first quarter ended March 31, 2020.

Suspension of Online Sports Lottery Sales in China

All provincial sports lottery administration centers to which the Company provided sports lottery sales services have suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015. In response to the Self-Inspection Notice, on April 4, 2015, the Company decided to voluntarily suspend all online lottery sales services. As a result of the provincial sport lottery administration centers’ decision to suspend accepting online lottery orders and the Company’s voluntary suspension of all online sports lottery sales services in China, the Company has not generated any revenue from these services since April 2015.

Temporary Suspension of Operations in Sweden

The Multi Group (“TMG”), a Malta-based subsidiary of the Company, has temporarily suspended its operations in Sweden as TMG did not complete the renewal of its e-Gaming license before it expired. The Company promptly issued a Current Report on Form 6-K dated January 13, 2020 regarding this situation, and provided an update through another Current Report on Form 6-K dated February 20, 2020. TMG has submitted all the application materials and is in close communication with Sweden’s e-Gaming regulatory authority to complete the renewal process. The Company’s revenues for the first quarter ended March 31, 2020 have been, and for the fiscal year of 2020 are expected to be, materially and adversely impacted by the temporary suspension of TMG’s operations in Sweden. Revenue generated by TMG accounted for approximately 89.7% of the Company’s total net revenues during the fiscal year ended December 31, 2019, of which approximately 61.3% was generated from Sweden.

Internal Investigation Still in Progress

On December 31, 2019, the Company announced that its Board of Directors (the “Board”) had formed a Special Investigation Committee (the “SIC”) to internally investigate alleged illegal money transfers and the role played by consultants following the arrest of one consultant (also a former director of the Company’s subsidiary in Japan) and two former consultants by the Tokyo District Public Prosecutors Office. On January 16, 2020, the Company announced that the SIC had retained King & Wood Mallesons LLP (“KWM”) as its legal advisor to assist with its internal investigation.

As of today, the internal investigation being conducted by KWM is still in progress. Accordingly, the Company currently is unable to conclude what impact it may have on the Company’s financial statements and internal control over financial reporting.

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Annual Report on Form 20-F for the Fiscal Year ended December 31, 2019

The Company filed a Current Report on Form 6-K dated April 29, 2020 in compliance with and reliance upon the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934, as amended, granting Exemptions from Specified Provisions of the Exchange Act and certain Rules thereunder (Release No. 34-88318), dated March 4, 2020 (the “Relief Order”). Pursuant to the Relief Order, the Company stated, among other things, that: (1) the Company is relying on the Relief Order to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19; and (2) the Company is unable to file the Annual Report on a timely basis as a result of, among other things, travel restrictions, quarantines and staffing issues due to circumstances related to COVID-19.

As of today, the Company is still preparing its financial statements for the year ended December 31, 2019 and assessing its internal control over financial reporting as of December 31, 2019. In addition, Friedman LLP (“Friedman”), the Company’s independent registered public accounting firm, has not completed its audit of the Company’s financial statements and audit of the Company’s internal control over financial reporting as of December 31, 2019, due to the impact of COVID-19 and because the abovementioned internal investigation is still in progress.

Purchase of the Remaining 7% Equity Interest of TMG

In connection with our acquisition of a 93% equity interest in TMG in 2017, on April 10, 2020, we entered into a definitive agreement with Helmet Limited, or Helmet, which owned the remaining 7% equity interest (post-acquisition) in TMG, to purchase the remaining 7% equity interest for a consideration of EUR1.9 million. We fully paid this consideration on April 20, 2020, and received the remaining 7% equity interest in TMG on the same date. Since April 2020, we have consolidated into our financial statements the financial and operating results of TMG as a wholly-owned subsidiary.

First Quarter 2020 Highlights

•	Net revenues were RMB3.1 million (US$0.4 million), compared with net revenues of RMB8.6 million for the fourth quarter of 2019, and net revenues of RMB11.6 million for the first quarter of 2019.

•

Operating loss was RMB36.8 million (US$5.2 million), compared with operating loss of RMB307.1 million for the fourth quarter of 2019, and operating loss of RMB99.0 million for the first quarter of 2019.

•	Non-GAAP[1] operating loss was RMB31.7 million (US$4.5 million), compared with non-GAAP operating loss of RMB68.5 million for the fourth quarter of 2019, and non-GAAP operating loss of RMB70.3 million for the first quarter of 2019.

•	Net loss attributable to 500.com was RMB36.8 million (US$5.2 million), compared with net loss attributable to 500.com of RMB322.7 million for the fourth quarter of 2019, and net loss attributable to 500.com of RMB94.9 million for the first quarter of 2019.

•	Non-GAAP net loss attributable to 500.com was RMB35.3 million (US$5.0 million), compared with non-GAAP net loss attributable to 500.com of RMB69.4 million for the fourth quarter of 2019, and non-GAAP net loss attributable to 500.com of RMB66.2 million for the first quarter of 2019.

•	Basic and diluted losses per ADS were RMB0.86 (US$0.12).

•	Non-GAAP basic and diluted losses per ADS were RMB0.82 (US$0.12).

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of acquired intangible assets, impairment of goodwill, impairment of long-term investments and deferred tax benefit relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

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First Quarter 2020 Financial Results

Net Revenues

Net revenues were RMB3.1 million (US$0.4 million) for the first quarter of 2020, representing a decrease of RMB8.5 million or 73.3% from RMB11.6 million for the first quarter of 2019 and a decrease of RMB5.5 million or 64.0% from RMB8.6 million for the fourth quarter of 2019. Net revenues during the first quarter of 2020 primarily consisted of RMB3.0 million (EUR0.4 million) in revenue contribution from the Company’s online lottery betting and online casino in Europe through TMG, which accounted for 96.8% of total net revenues. The year-over-year decrease was mainly attributable to a decrease of RMB5.2 million resulting from the temporary suspension of operations in Sweden and a decrease of RMB3.3 million caused by the ceased operation of sports information services in China in March 2019. The sequential decrease was mainly attributable to a decrease of RMB5.4 million resulting from the temporary suspension of operations in Sweden.

Operating Expenses

Operating expenses were RMB44.0 million (US$6.2 million) for the first quarter of 2020, representing a decrease of RMB66.3 million or 60.1% from RMB110.3 million for the first quarter of 2019, and a decrease of RMB48.5 million or 52.4% from RMB92.5 million for the fourth quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB23.6 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB16.1 million in depreciation and amortization expenses associated with leasehold improvements and acquired intangible assets, a decrease of RMB10.2 million in expenses for employees as a result of decrease in headcount, a decrease of RMB4.7 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, a decrease of RMB3.0 million in rental expenses for rent relief during the outbreak of COVID-19, a decrease of RMB2.4 million in travelling expenses, a decrease of RMB2.1 million in platform service costs for TMG associated with its reduction in online lottery and online casino operations, a decrease of RMB1.5 million in lottery insurance costs, and a decrease of RMB1.2 million in account handling expenses. The sequential decrease was mainly due to a decrease of RMB13.3 million in expenses for employees, a decrease of RMB10.1 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB6.7 million in amortization expenses associated with acquired intangible assets, a decrease of RMB1.7 million in rental expenses for rent relief during the outbreak of COVID-19, a decrease of RMB1.3 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, a decrease of RMB1.2 million in travelling expenses, a decrease of RMB0.8 million in lottery insurance costs, and a decrease of RMB14.3 million in bad debt provision for receivables.

Cost of services was RMB4.0 million (US$0.6 million) for the first quarter of 2020, representing a decrease of RMB12.1 million or 75.2% from RMB16.1 million for the first quarter of 2019, and a decrease of RMB8.2 million or 67.2% from RMB12.2 million for the fourth quarter of 2019. The year-over-year decrease was mainly attributable to a decrease of RMB6.7 million in amortization expenses associated with acquired intangible assets, a decrease of RMB2.1 million in platform service costs for TMG associated with its reduction in online lottery and online casino operations, a decrease of RMB1.5 million in lottery insurance costs, and a decrease of RMB1.2 million in account handling expenses. The sequential decrease was mainly due to a decrease of RMB6.7 million in amortization expenses associated with acquired intangible assets and a decrease of RMB0.8 million in lottery insurance costs for TMG associated with its reduction in online lottery and online casino operations.

Sales and marketing expenses were RMB3.0 million (US$0.4 million) for the first quarter of 2020, representing a decrease of RMB11.8 million or 79.7% from RMB14.8 million for the first quarter of 2019, and a decrease of RMB6.1 million or 67.0% from RMB9.1 million for the fourth quarter of 2019. The year-over-year decrease was mainly attributable to a decrease of RMB4.7 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, a decrease of RMB2.8 million in expenses for employees, a decrease of RMB2.5 million in share-based compensation expenses associated with share options granted to the Company’s employees, and a decrease of RMB0.5 million in depreciation and amortization associated with leasehold improvement. The sequential decrease was mainly due to a decrease of RMB3.2 million in expenses for employees, a decrease of RMB1.3 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, and a decrease of RMB1.0 million in share-based compensation expenses associated with share options granted to the Company’s employees.

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General and administrative expenses were RMB29.9 million (US$4.2 million) for the first quarter of 2020, representing a decrease of RMB35.8 million or 54.5% from RMB65.7 million for the first quarter of 2019, and a decrease of RMB29.4 million or 49.6% from RMB59.3 million for the fourth quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB16.9 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB8.8 million in depreciation and amortization expenses associated with leasehold improvement, a decrease of RMB6.3 million in expenses for employees, a decrease of RMB2.0 million in travelling expenses, and a decrease of RMB1.4 million in rental expenses for rent relief during the outbreak of COVID-19. The sequential decrease was mainly due to a decrease of RMB7.5 million in expenses for employees, a decrease of RMB7.3 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB1.0 million in rental expense for rent relief during the outbreak of COVID-19, a decrease of RMB0.9 million in travelling expenses, and a decrease of RMB14.3 million in bad debt provision for receivables.

Service development expenses were RMB7.1 million (US$1.0 million) for the first quarter of 2020, representing a decrease of RMB6.7 million or 48.6% from RMB13.8 million for the first quarter of 2019, and a decrease of RMB4.8 million or 40.3% from RMB11.9 million for the fourth quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB4.2 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB1.3 million in rental expenses for rent relief, and a decrease of RMB1.1 million in expenses for employees. The sequential decrease was mainly due to a decrease of RMB2.6 million in expenses for employees, a decrease of RMB1.8 million in share-based compensation expenses associated with share options granted to the Company’s employees, and a decrease of RMB0.5 million in rental expense for rent relief.

Impairments of Goodwill and Acquired Intangible assets

The impairments of goodwill and acquired intangible assets were related to the Company’s acquisition of TMG, which were triggered by the TMG's temporary suspension of operations in Sweden.

Impairment of goodwill was RMB41.6 million for the fourth quarter of 2019. There was no impairment of goodwill for the first quarter of 2019 and 2020.

Impairment of acquired intangible assets was RMB181.8 million for the fourth quarter of 2019. There was no impairment of acquired intangible assets for the first quarter of 2019 and 2020.

Operating Loss

Operating loss was RMB36.8 million (US$5.2 million) for the first quarter of 2020, compared with operating loss of RMB99.0 million for the first quarter of 2019, and operating loss of RMB307.1 million for the fourth quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB66.3 million in operating expenses due to cost reduction measures implemented by management, which was partially offset by a decrease of RMB8.5 million in revenue. The sequential decrease was mainly due to an impairment provision of RMB181.8 million provided for acquired intangible assets and an impairment provision of RMB41.6 million provided for goodwill during the fourth quarter of 2019, and a decrease of RMB48.5 million in operating expenses due to cost reduction measures implemented by management, which were partially offset by a decrease of RMB5.5 million in revenue.

Non-GAAP operating loss was RMB31.7 million (US$4.5 million) for the first quarter of 2020, compared with non-GAAP operating loss of RMB70.3 million for the first quarter of 2019, and non-GAAP operating loss of RMB68.5 million for the fourth quarter of 2019.

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Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB36.8 million (US$5.2 million) for the first quarter of 2020, compared with net loss attributable to 500.com of RMB94.9 million for the first quarter of 2019, and net loss attributable to 500.com of RMB322.7 million for the fourth quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB66.3 million in operating expenses due to cost reduction measures implemented by management, which was partially offset by a decrease of RMB8.5 million in revenue. The sequential decrease was mainly due to an impairment provision of RMB181.8 million provided for acquired intangible assets, an impairment provision of RMB41.6 million provided for goodwill and an impairment provision of RMB22.4 million provided for long-term investment during the fourth quarter of 2019, as well as a decrease of RMB48.5 million in operating expenses due to cost reduction measures implemented by management, which were partially offset by a decrease of RMB5.5 million in revenue.

Non-GAAP net loss attributable to 500.com was RMB35.3 million (US$5.0 million) for the first quarter of 2020, compared with non-GAAP net loss attributable to 500.com of RMB66.2 million for the first quarter of 2019, and non-GAAP net loss attributable to 500.com of RMB69.4 million for the fourth quarter of 2019.

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Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of March 31, 2020, the Company had cash and cash equivalents of RMB332.9 million (US$47.0 million), restricted cash2 of RMB4.6 million (US$0.6 million), time deposits3 of RMB0.2 million and short-term investments of RMB30.0 million (US$4.2 million), compared with cash and cash equivalents of RMB361.2 million, restricted cash of RMB4.6 million and time deposits of RMB23.8 million as of December 31, 2019.

Prepayments and Other Current Assets

As of March 31, 2020, the balance of prepayment and other current assets was RMB33.4 million (US$4.7 million), compared with RMB30.3 million as of December 31, 2019. The balance as of March 31, 2020 mainly included: (i) the current portion of deferred expenses of RMB4.4 million (US$0.6 million); (ii) receivables from third party payment providers of RMB3.2 million (US$0.5 million); (iii) deposit receivables of RMB0.6 million (US$0.1 million); (iv) receivables of consideration from disposal of subsidiaries of RMB0.5 million (US$0.1 million); (v) deductible value added input tax of RMB11.9 million (US$1.7 million); and (vi) other receivables of RMB12.8 million (US$1.7 million).

2 Restricted cash represents: (i) government grants received but pending final clearance; and (ii) deposits in merchant banks yet to be withdrawn.

3 Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year.

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Business Outlook

The Company does not expect to issue any earnings forecast until it receives clear instructions as to the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.0808 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020, and all translations from Renminbi to Euros were made at the exchange rate of RMB7.7182 to EUR1.00, which was the average of the month-end exchange rates as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2020.

About 500.com Limited

500.com Limited (NYSE: WBAI) is an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	361,220	332,931	47,019
Restricted cash	4,576	4,576	646
Time deposits	23,849	200	28
Short-term investments	-	30,000	4,237
Amounts due from related parties	10,401	10,409	1,470
Prepayments and other current assets	30,280	33,366	4,712
Total current assets	430,326	411,482	58,112

Non-current assets:
Property and equipment, net	64,112	57,525	8,124
Intangible assets, net	4,505	3,872	547
Deposits	5,388	5,391	761
Long-term investments	152,954	145,879	20,602
Right-of-use assets	36,607	28,568	4,035
Other non-current assets	1,887	1,887	266
Total non-current assets	265,453	243,122	34,335

TOTAL ASSETS	695,779	654,604	92,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	6,879	3,149	445
Accrued expenses and other current liabilities	51,398	52,766	7,451
Income tax payable	2,213	535	76
Operating lease liabilities - current	16,672	15,626	2,207
Total current liabilities	77,162	72,076	10,179

Non-current liabilities:
Long-term payables	2,965	898	127
Deferred tax liabilities	59	59	8
Operating lease liabilities - non-current	31,675	27,225	3,845
Total non-current liabilities	34,699	28,182	3,980

TOTAL LIABILITIES	111,861	100,258	14,159

Redeemable noncontrolling interest	14,849	14,849	2,097

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2019 and March 31, 2020; 420,001,792 and 430,008,792 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively	145	149	22
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2019 and March 31, 2020; 10,000,099 and 99 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively	6	2	-
Additional paid-in capital	2,547,293	2,552,405	360,468
Treasury shares	(143,780)	(143,780)	(20,306)
Accumulated deficit	(1,960,692)	(1,997,520)	(282,104)
Accumulated other comprehensive income	141,484	143,179	20,221
Total 500.com Limited shareholders’ equity	584,456	554,435	78,301
Noncontrolling interests	(15,387)	(14,938)	(2,110)
Total shareholders' equity	569,069	539,497	76,191

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	695,779	654,604	92,447

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500.com Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	11,635	8,585	3,064	433

Operating costs and expenses:
Cost of services	(16,068)	(12,214)	(3,984)	(563)
Sales and marketing expenses	(14,765)	(9,133)	(3,042)	(430)
General and administrative expenses	(65,679)	(59,261)	(29,876)	(4,219)
Service development expenses	(13,787)	(11,930)	(7,146)	(1,009)
Total operating expenses	(110,299)	(92,538)	(44,048)	(6,221)
Other operating income	3,763	840	4,091	578
Government grant	2,645	218	169	24
Other operating expenses	(6,760)	(740)	(53)	(7)
Impairment of intangible assets	-	(181,845)	-	-
Impairment of goodwill	-	(41,618)	-	-
Operating loss from continuing operations	(99,016)	(307,098)	(36,777)	(5,193)
Other income (expenses), net	388	67	(375)	(53)
Interest income	3,690	3,042	2,391	338
Loss from equity method investments	(343)	(3,029)	(5,211)	(736)
Impairment of long-term investments	-	(22,353)	-	-
Loss before income tax	(95,281)	(329,371)	(39,972)	(5,644)
Income tax benefit	98	6,972	3,593	507
Net loss	(95,183)	(322,399)	(36,379)	(5,137)
Net (loss) income attributable to noncontrolling interests	(248)	347	449	63
Net loss attributable to 500.com Limited	(94,935)	(322,746)	(36,828)	(5,200)
Other comprehensive loss
Changes in unrealized loss	-	(3,986)	(2,409)	(340)
Foreign currency translation (loss) gain	(8,845)	(2,777)	4,104	580
Other comprehensive (loss) income, net of tax	(8,845)	(6,763)	1,695	240
Comprehensive loss	(104,028)	(329,162)	(34,684)	(4,897)
Less: Comprehensive (loss) income attributable to noncontrolling interests and Redeemable nontrolling interest	(248)	347	449	63
Comprehensive loss attributable to 500.com Limited	(103,780)	(329,509)	(35,133)	(4,960)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	425,828,633	429,982,761	430,002,155	430,002,155
Diluted	425,828,633	429,982,761	430,002,155	430,002,155

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss	(0.22)	(0.75)	(0.09)	(0.01)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss	(2.23)	(7.51)	(0.86)	(0.12)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(99,016)	(307,098)	(36,777)	(5,193)
Adjustment for share-based compensation expenses	28,716	15,181	5,103	721
Adjustment for Impairment of intangible assets	-	181,845	-	-
Adjustment for impairment of goodwill	-	41,618	-	-
Adjusted operating loss from continuing operations (non-GAAP)	(70,300)	(68,454)	(31,674)	(4,472)

Net loss attributable to 500.com Limited	(94,935)	(322,746)	(36,828)	(5,200)
Adjustment for share-based compensation expenses	28,716	15,181	5,103	721
Adjustment for Impairment of intangible assets	-	181,845	-	-
Adjustment for impairment of goodwill	-	41,618	-	-
Adjustment for Impairment of long-term investments	-	22,353	-	-
Adjustment for deferred tax benefit relating to valuation allowance	-	(7,669)	(3,599)	(508)
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(66,219)	(69,418)	(35,324)	(4,987)

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss (non-GAAP)	(0.16)	(0.16)	(0.08)	(0.01)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss (non-GAAP)	(1.56)	(1.61)	(0.82)	(0.12)

Basic	425,828,633	429,982,761	430,002,155	430,002,155
Diluted	425,828,633	429,982,761	430,002,155	430,002,155

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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